Exhibit 12.0

ASHFORD HOSPITALITY TRUST, INC.
STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
(dollars in thousands)

	Six Months Ended	Year Ended December 31,
	June 30, 2012	2011	2010	2009	2008	2007
Earnings
Income (loss) from continuing operations before provision for income taxes and redeemable noncontrolling interests	$(28,248)	$5,609	$(71,459)	$(186,885)	$98,689	$4,853
Amount recorded for (income) loss in unconsolidated joint venture	10,281	(14,528)	20,265	(2,486)	2,205	—
Add:
Distributions from equity investment in joint venture	—	—	492	873	1,800	—
Interest on indebtedness	69,117	134,585	143,264	139,390	153,116	148,121
Amortization of debt expense and premium	2,677	4,648	5,838	7,700	6,747	7,781
Interest component of operating leases	211	385	525	598	622	524
	$54,038	$130,699	$98,925	$(40,810)	$263,179	$161,279

Fixed charges
Interest on indebtedness	$69,117	$134,585	$143,264	$139,390	$153,116	$148,121
Amortization of debt expense and premium	2,677	4,648	5,838	7,700	6,747	7,781
Interest component of operating leases	211	385	525	598	622	524
Dividends to Class B unit holders	—	2,943	2,943	2,827	2,788	2,883
	$72,005	$142,561	$152,570	$150,515	$163,273	$159,309
Preferred stock dividends
Preferred Series A	$1,746	$3,180	$3,180	$3,180	$4,855	$4,916
Preferred Series B-1	—	1,374	4,143	4,171	5,735	6,256
Preferred Series C	—	—	—	—	—	5,166
Preferred Series D	9,867	18,940	13,871	11,971	16,052	7,652
Preferred Series E	5,209	6,019	—	—	—	—
	$16,822	$29,513	$21,194	$19,322	$26,642	$23,990

Combined fixed charges and preferred stock dividends	$88,827	$172,074	$173,764	$169,837	$189,915	$183,299

Ratio of earnings to fixed charges					1.61	1.01

Ratio of earnings to combined fixed charges and preferred stock dividends					1.39

Deficit (Fixed charges)	$17,967	$11,862	$53,645	$191,325

Deficit (Combined fixed charges and preferred stock dividends)	$34,789	$41,375	$74,839	$210,647		$22,020